Monica J. Shilling, P.C. To Call Writer Directly: +1 310 552 4355 monica.shilling@kirkland.com	2029 Century Park East Suite 1400N Los Angeles, CA 90067 United States +1 310 552 4200 www.kirkland.com	Facsimile: +1 310 552 5900

December 9, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attention: Lisa N. Larkin and David Manion

Re:	Crescent Reincorporation Sub, Inc. Registration Statement on Form N-14 (File No. 333-233995)

Dear Ms. Larkin:

In telephone conversations with the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on December 4 and 5, 2019, the Staff provided us with verbal comments on the registration statement on Form N-14, originally filed by Crescent Reincorporation Sub, Inc. (“Crescent Capital Maryland BDC” or the “Registrant”) on September 30, 2019, as amended by the pre-effective Amendment No. 1 thereto, filed on November 29, 2019 (collectively, the “Registration Statement”). We have revised the Registration Statement to respond to the comments you provided and today filed pre-effective Amendment No. 2 (“Amendment No. 2”) to the Registration Statement. We are concurrently filing this letter via EDGAR as a correspondence filing.

Set forth below are the comments of the Staff provided on the telephone calls, and immediately below each such comment is the response with respect thereto and, where applicable, the location in the relevant filing of the requested disclosure. Capitalized terms used but not defined herein shall have the meanings set forth in the Registration Statement.

ACCOUNTING COMMENTS

1.

Please confirm that the amounts shown for the Pro Forma Combined Company in the line item labeled “Interest payments on borrowed funds” of the Comparative Fees and Expenses table on Page 34 are inclusive of the incremental debt incurred in connection with the Transactions.

The Registrant confirms that such amounts are inclusive of the incremental debt incurred in connection with the Transactions.

2.

Please revise Footnote 1 and Footnote 5 to the Comparative Fees and Expenses table on Pages 34 and 35 to clarify that the amounts shown in Pro Forma Combined Company column are calculated using annualized results from actual and pro forma information included elsewhere in the joint proxy statement/prospectus for the nine months ended September 30, 2019.

The Registrant has revised Footnote 1 and Footnote 5 to the Comparative Fees and Expenses table on Pages 34 and 35 of Amendment No. 2 to clarify how the respective amounts are being calculated.

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Securities and Exchange Commission

December 9, 2019

LEGAL COMMENTS

3.

Please revise “Reasons for the Transactions - Crescent Capital BDC” on Pages 22 to 23 of Amendment No. 1 to clarify that the Crescent Capital BDC Board considered the possible dilutive effects of the Mergers on the stockholders of Crescent Capital BDC.

The Registrant has revised the disclosure as requested on Page 23 of Amendment No. 2.

4.

Please revise the risk factor titled “Consummation of the Transactions will cause immediate dilution to Crescent Capital BDC stockholders’ and the Alcentra Capital’s stockholders’ voting interests and may cause immediate dilution to the NAV per share of the combined company’s common stock” to include information about what dilution, if any, existing Crescent Capital BDC stockholders would have experienced to the NAV of the Crescent Capital BDC Common Stock they held prior to the Mergers, assuming the Mergers had been completed on September 30, 2019 or explain why such disclosure is not appropriate.

The Company has revised the risk factor on Pages 103 to 104 of Amendment No. 2 to include the following sentence: “Assuming the Mergers had been completed on September 30, 2019, based on the financial information of Crescent Capital BDC and Alcentra Capital as of September 30, 2019 as set forth in the section entitled “Unaudited Pro Forma Condensed Consolidated Financial Statements,” the shares of Crescent Capital Maryland BDC Common Stock to be issued pursuant to the Merger Agreement would have been issued at a price of approximately $19.21 per share, which compares to Crescent Capital BDC’s NAV per share of $19.48 as of September 30, 2019, reflecting the impact of certain transaction expenses.” The expected decrease in NAV per share is due to the impact of certain transaction expenses. Given that the decrease in NAV is not caused by the issuance of such shares, the Company believes it is more appropriate to include the information in this format than to tie the decrease in NAV to the issuance of shares.

5.

Please revise the form of proxy card for Alcentra Capital in your next amendment to include a sentence clarifying that the overall purpose of Alcentra Capital Proposal 1 is to effect the merger of Alcentra Capital with and into Crescent Capital BDC.

The Registrant has revised the form of proxy card for Alcentra Capital as requested. The revised form of proxy card is included as Exhibit 17(b) to Amendment No. 2.

We look forward to discussing with you any additional questions you may have regarding the Registration Statement. Please do not hesitate to call me at (310) 552-4355.

Very truly yours,

/s/ Monica J. Shilling
Monica J. Shilling

cc:	Jason Breaux, Chief Executive Officer

Crescent Reincorporation Sub, Inc.